                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1 TO
                                   SCHEDULE TO
                          ISSUER TENDER OFFER STATEMENT
    UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                SIDERCA S.A.I.C.
                         TUBOS DE ACERO DE MEXICO, S.A.
                       (Name of Subject Company (Issuer))

                                  TENARIS S.A.
                        (Name of Filing Person (Offeror))

                        SIDERCA CLASS A ORDINARY SHARES,
                        NOMINAL VALUE ARP 1.00 PER SHARE
                                       AND
                       SIDERCA AMERICAN DEPOSITARY SHARES
                 (EACH REPRESENTING 10 CLASS A ORDINARY SHARES)
                                       AND
             TUBOS DE ACERO DE MEXICO, S.A. ("TAMSA") COMMON SHARES,
                                  NO PAR VALUE
                                       AND
                        TAMSA AMERICAN DEPOSITARY SHARES
                      (EACH REPRESENTING 5 ORDINARY SHARES)
                         (Title of Class of Securities)

                  SIDERCA AMERICAN DEPOSITARY SHARES: 825863103
                   TAMSA AMERICAN DEPOSITARY SHARES: 898592506
                      (CUSIP Number of Class of Securities)

                                 GIOVANNI GALLO
                                  TECHINT INC.
                          420 FIFTH AVENUE, 18TH FLOOR
                            NEW YORK, NEW YORK 10018
                                 (212) 376-6500
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 with a copy to:

                             SERGIO J. GALVIS, ESQ.
                               SULLIVAN & CROMWELL
                                125 BROAD STREET
                          NEW YORK, NEW YORK 10004-2498
                                 (212) 558-4000
                 (Name, address, and telephone numbers of person
               authorized to receive notices and communications on
                            behalf of filing persons)

                            CALCULATION OF FILING FEE

Transaction Valuation(1)                                 Amount of Filing Fee(2)
   USD502,315,916.42                                          USD46,213.06

--------
1 For purposes of calculating fee only. This amount is based upon (a) the total estimated number of Class A ordinary shares of Siderca to be cancelled in the transaction based on the average of the high and low prices per share reported on the Buenos Aires Stock Exchange on September 12, 2002; (b) the total estimated number of ADSs of Siderca to be cancelled in the transaction based on the average of the high and low prices per ADS reported on the New York Stock Exchange, or NYSE, on September 12, 2002; (c) the total estimated number of common shares of Tamsa to be cancelled in the transaction based on the average of the high and low prices per share reported on the Mexican Stock Exchange on September 12, 2002; and (d) the total estimated number of ADSs of Tamsa to be cancelled in the transaction based on the average of the high and low prices per ADS reported on the American Stock Exchange on September 12, 2002.

2     Calculated as .000092 of the Transaction Valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid: USD46,510.94
         Form or Registration No.: 333-99769
         Filing Party: Tenaris S.A.
         Date Filed: September 18, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.

         [ ]  issuer tender offer subject to Rule 13e-4.

         [ ]  going-private transaction subject to Rule 13e-3.

         [ ]  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

      This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO as filed on November 12, 2002 (as previously amended and as amended hereby, the "Schedule TO"), by Tenaris S.A., a corporation organized under the laws of the Grand Duchy of Luxembourg. This Schedule TO relates to an exchange offer by Tenaris to exchange its ordinary shares ("Tenaris shares"), par value USD1.00 per share, and its American Depositary Shares ("ADSs") each representing 10 Tenaris ordinary shares, for Class A ordinary shares ("Siderca shares") nominal value ARP1.00 per share, of Siderca S.A.I.C., a corporation organized under the laws of the Republic of Argentina, and Siderca ADSs (each representing 10 Siderca shares), and ordinary shares ("Tamsa shares"), having no par value, of Tubos de Acero de Mexico S.A. ("Tamsa"), a corporation organized under the laws of the United Mexican States, and Tamsa ADSs (each representing 5 Tamsa shares), at an exchange ratio of (a) one Tenaris share for every
      1.0933 Siderca shares, (b) one Tenaris ADS for every 1.0933 Siderca ADSs,
      (c) one Tenaris share for every 0.9452 Tamsa shares and (d) one Tenaris ADS for every 1.8904 Tamsa ADSs, upon the terms and subject to the conditions set forth in the prospectus, dated November 8, 2002 (the "Prospectus"), and the related Siderca form of acceptance, Siderca ADS letter of transmittal, Tamsa form of acceptance and Tamsa ADS letter of transmittal, all of which were mailed to investors and copies of which have been filed as Exhibits (a)(1), (a)(2), (a)(3), (a)(6) and (a)(8), respectively, to this Schedule TO. In addition to the offer for Siderca and Tamsa securities to which this Schedule TO relates, Tenaris also offered to exchange one Tenaris share for every 12.0267 ordinary shares, nominal value E0.16 per share, of Dalmine S.p.A.

      The exchange offer expired at 5:00 p.m., New York City time (7:00 p.m., Buenos Aires time, 4:00 p.m., Mexico City time, and 4:40 p.m., Milan time), on December 13, 2002. Prior to the expiration of the exchange offer, Siderca shareholders and ADS holders tendered a total of 279,397,133 million Siderca shares (including 59,446,220 million Siderca shares represented by 5,944,622 million ADSs); Tamsa shareholders and ADS holders tendered a total of 146,300,208 million Tamsa shares (including 117,322,251 million Tamsa shares represented by 23,464,450 million ADSs) and Dalmine shareholders tendered a total of 476,466,244 million Dalmine shares. Together with the shares Tenaris previously held of Siderca, Tamsa and Dalmine, respectively, upon settlement of the exchange offer Tenaris will own approximately 99.11% of the outstanding Class A ordinary shares of Siderca, 94.50% of the outstanding common shares of Tamsa and 88.41% of the outstanding ordinary shares of Dalmine. A copy of Tenaris's press release regarding its acceptance of these tendered shares and ADSs is set forth as Exhibit (a)(17) to this Schedule TO and is incorporated by reference in its entirety.

ITEM 12. EXHIBITS.

      Item 12 is hereby amended and supplemented by adding the following exhibit:

      (a)(17) Text of press release announcing the successful completion of the exchange offer, dated December 16, 2002

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  /s/ Fernando Mantilla
                                                  -----------------------------
                                                  Name:  Fernando Mantilla
                                                  Title: Director


Date:  December 16, 2002

                                INDEX TO EXHIBITS


EXHIBIT     DESCRIPTION
-------     -----------
(a)(17)     Text of press release announcing the successful completion of the exchange offer, dated December 16, 2002